SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2020

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 001-31220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Schedule H, Part IV. Line 4i - Schedule of Assets (Held at Year-End)

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants
   and Audit Committee
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Community Trust Bancorp Inc. Savings Plan (Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2020, and schedule of delinquent participant contributions for the year ended December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets (held at year end) as of December 31, 2020, and schedule of delinquent participant contributions for the year ended December 31, 2020, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2006.

Louisville, Kentucky
June 28, 2021

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets
Cash	$78	$160

Investments at fair value:
Community Trust Bancorp, Inc. common stock	17,765,067	19,802,924
Mutual funds	50,864,508	45,952,873
Money market funds	5,977,011	4,982,050
Total investments	74,606,586	70,737,847

Receivables:
Contributions receivable	116,753	0
Accrued interest and dividends	185,625	161,390
Total receivables	302,378	161,390

Total assets	74,909,042	70,899,397

Liabilities
Excess contributions payable	57,982	45,567

Net assets available for benefits	$74,851,060	$70,853,830

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2020 and 2019

Additions:	2020	2019
Contributions:
Participants	$2,799,643	$2,524,398
Employer	1,217,300	1,094,375
Rollovers	168,822	63,409
Total contributions	4,185,765	3,682,182

Investment income:
Net appreciation in fair value of investments	2,122,606	11,156,418
Interest and dividends	1,948,364	2,211,434
Total investment income	4,070,970	13,367,852

Deductions:
Benefits paid to participants	(4,259,505)	(4,979,107)

Increase in net assets available for benefits	3,997,230	12,070,927

Net assets available for benefits:
Beginning of year	70,853,830	58,782,903

End of year	$74,851,060	$70,853,830

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2020 and 2019
and For the Years Ended December 31, 2020 and 2019

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary 401(k) Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  CTIC served as trustee of the Plan for the years ended December 31, 2020 and 2019.  CTIC also served as custodian of the Plan for the period from January 1, 2019 through September 11, 2020.  Matrix Trust Company served as custodian of the Plan for the period from September 11, 2020 through December 31, 2020.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2020 and 2019, the maximum limit on deferral contributions was $19,500 and $19,000, respectively.  Participants age 50 and over may also make a catch-up contributions up to a limit of $6,500 to the Plan for 2020 and $6,000 for 2019.  During 2020 and 2019, CTBI made matching contributions per payroll period equal to 50% of the first 8% of each participant’s deferred compensation contributions, not to exceed 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions if any, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of a variety of investment funds and a CTBI common stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon.  Vesting in CTBI’s contribution portion of their accounts is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited non vested accounts are allocated to the accounts of participants who received an allocation of matching contributions in such plan year and who are employed on the last day of that plan year and is based on compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period of 5 years.

Forfeited Accounts and Excess Contributions

At December 31, 2020 and 2019, forfeited non-vested accounts totaled $30,513 and $9,226, respectively. These accounts will be reallocated to participants in the same manner as employer contributions.  Contributions made to the Plan are returned to participants when the Plan fails certain non- discrimination testing.  Excess contributions payable, adjusted for earnings, were $57,982 and $45,567 as of December 31, 2020 and 2019, respectively.  The Plan distributed the 2020 excess contributions before March 15, 2021.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the initial Internal Revenue Service ruling. The most recent document was submitted and the IRS issued a favorable determination letter dated May 7, 2015.  Accordingly, no provision for income taxes has been included in the Plan's financial statements.

4.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

5.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others.  All amounts contributed to the Plan are received by CTIC as trustee and forwarded to the Custodian.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.  During the years ended December 31, 2020 and 2019, the Plan received dividend income of $675,892 and $617,754, respectively.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2020	2019
CTBI common stock (in dollars)	$17,765,067	$19,802,924

Shares outstanding	479,489	424,591

6.  Plan Amendments

On May 19, 2021, the Plan adopted Amendment Number Four, effective January 1, 2013, which clarified the definition of compensation.  In addition, on May 19, 2021, the Plan adopted Amendment Number Five, effective January 1, 2020 and January 1, 2021, which modifies hardship distribution restrictions and the process of distribution liquidation.

7.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts distributed to these participants after December 31, 2020 and 2019 were $217,007 and $217,663 respectively.

8. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 specifies a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2020.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices.  The fair values of Community Trust Bancorp, Inc. common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy in which the fair value measurements fall at December 31, 2020 and December 31, 2019:

		Fair Value Measurements as of December 31, 2020 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$17,765,067	$17,765,067	$0	$0
Mutual funds	50,864,508	50,864,508	0	0
Money market funds	5,977,011	5,977,011	0	0
	$74,606,586	$74,606,586	$0	$0

		Fair Value Measurements as of December 31, 2019 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$19,802,924	$19,802,924	$0	$0
Mutual funds	45,952,873	45,952,873	0	0
Money market funds	4,982,050	4,982,050	0	0
	$70,737,847	$70,737,847	$0	$0

9. Risks and Uncertainties

Since March 13, 2020, the United States has been operating under a state of emergency in response to the spread of COVID-19.  COVID-19 and related governmental responses have affected economic and financial market conditions as well as the operations, results, and prospects of companies across many industries.

The coronavirus pandemic has caused increased volatility in financial markets and the possibility of prolonged adverse economic conditions.  These changes in economic and financial market conditions could result in decreases in the fair value of Plan investments.  There is uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact to the fair value of Plan investments cannot be reasonably estimated at this time.

10. Nonexempt Transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer.  While the Company remitted all employee contributions to the Plan, contributions of $101,017 were not remitted within the required time period for the year ended December 31, 2020.  The Company performed the appropriate corrective actions with respect to these contributions before the end of the 2020 Plan year.

Community Trust Bancorp, Inc.
Savings Plan
Form 5500, Schedule H, Part IV, Line 4a
EIN 61-0979818, Plan #006
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2020

Check here if late Participant Loan Repayments are included	Total that Constitute Nonexempt Prohibited Transactions				Total fully corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
		$101,017	*

* The amount relates to 2020 participant contributions.

SUPPLEMENTAL SCHEDULE

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
December 31, 2020

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)		Current Value (e)

Mutual Funds
Dodge & Cox Stock	Equity Fund, 21,148 units		**	4,072,338

Federated MDT Small Cap Core Instl	Equity Fund, 62,585 units		**	1,464,491

MFS Mid Cap Value I	Equity Fund, 136,717 units		**	3,588,817

TIAA-CREF International Eq Idx Instl	Equity Fund, 143,949 units		**	3,050,273

Vanguard 500 Index Admiral	Equity Fund, 47,243 units		**	16,373,083

Vanguard Growth Index Adm	Equity Fund, 29,450 units		**	3,842,049

Vanguard Small Cap Growth Index Admiral	Equity Fund, 29,973 units		**	2,817,806

Vanguard TG Retirement 2015 Inv	Equity Bond Fund, 5,784 units		**	90,990

Vanguard TG Retirement 2020 Inv	Equity Bond Fund 13,084 units		**	448,654

Vanguard TG Retirement 2025 Inv	Equity Bond Fund 25,474 units		**	548,713

Vanguard TG Retirement 2030 Inv	Equity Bond Fund 42,764 units		**	1,734,071

Vanguard TG Retirement 2035 Inv	Equity Bond Fund 30,677 units		**	773,677

Vanguard TG Retirement 2040 Inv	Equity Bond Fund 8,191 units		**	362,595

Vanguard TG Retirement 2045 Inv	Equity Bond Fund 6,695 units		**	188,738

Vanguard TG Retirement 2050 Inv	Equity Bond Fund 7,123 units		**	323,730

Vanguard TG Retirement 2055 Inv	Equity Bond Fund 6,015 units		**	296,796

Vanguard TG Retirement 2060 Inv	Equity Bond Fund 47 units		**	2,044

William Blair Small-Mid Cap Gr I	Equity Fund, 128,369 units		**	4,509,590

Goldman Sachs Short Duration Instl I	Fixed Bond Fund, 151,004 units		**	1,561,382

Vanguard Target Retirement Income Inv	Equity Bond Fund 5,829 units		**	87,033

Metropolitan West Total Return Bond I	Fixed Bond Fund, 422,866 units		**	4,727,638

				50,864,508
Money Market Funds
Goldman Sachs FS Government FST	Money Market Fund, 5,977,011 shares		**	5,977,011

Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 479,489 shares		**	17,765,067

Total Investments				$74,606,586

* Indicates a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 28, 2021	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer and Treasurer

/s/ Howard W. Blackburn
Howard W. Blackburn
Senior Vice President/Director of Human Resources